SSLJ.COM LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

To our Shareholders:

This Notice of Extraordinary General Meeting (the “Meeting”) and accompanying Proxy Statement are furnished to you by SSLJ.com Limited, a Cayman Islands exempted company (the “Company” or “us” or “we” or “our”) in connection with the Meeting of the holders (the “Shareholders”) of our Class A and Class B ordinary shares that will be held at 9:00 A.M. (Eastern Daylights Time) on April 1, 2019 at the offices of the Company’s counsel CKR Law LLP at the address of 1330 Avenue of the Americas, 14th Floor, New York, NY 10019.

The purpose of the Meeting is to amend the authorized share capital of the Company in order to effect a “reverse share split” (or share consolidation as a matter of Cayman Islands law) of all Class A Shares and Class B Shares, at a ratio of 1-for-5 (“Reverse Share Split”) to comply with NASDAQ requirements to maintain the listing of our ordinary shares on the NASDAQ Capital Market.

We have established the close of business (Eastern Daylights Time) on March 14, 2019 (the “Record Date”), as the record date for determining Shareholders entitled to notice of, and to vote at, the Meeting and any adjournments thereof. We recommend that all Shareholders approve the Reverse Share Split, by marking the box entitled “FOR” with respect to the Reverse Share Split and submitting their votes by one of the methods set forth in the form of Proxy Card which is attached as Exhibit 99.3 to the current report on Form 6-K.

Whether or not you expect to be present, please sign, date and return the enclosed Proxy Card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors of SSLJ.com Limited

/s/ Xinyu Yang
Xinyu Yang

Chairman and Chief Executive Officer

March 14, 2019

All shareholders are invited to attend the Extraordinary Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the Proxy Card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a Proxy Card may nevertheless attend the Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.